January 25, 2013

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Zions Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Response Dated October 30, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 8, 2012
Form 8-K filed December 4, 2012
File No. 001-12307

Dear Ms. Hayes:

We have received your comment letter dated January 18, 2013 related to the filings referenced above.

As acknowledged today with Aslynn Hogue, we expect to provide our response to your comment letter no later than February 15, 2013.

/s/ Alexander J. Hume
Name:	Alexander J. Hume
Title:	Senior Vice President and Corporate Controller